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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                             NDCHEALTH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.125 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   639480102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JEROME J. LANDE
                             MMI INVESTMENTS, L.P.
                              152 West 57th Street
                            New York, New York 10019
                                 (212) 586-4333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MAY 17, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 639480102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MMI Investments, L.P.
    I.R.S. Identification No.: 141810589
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,296,500
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,296,500
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,296,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 639480102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MCM Management,LLC
    I.R.S. Identification No.: 141814578
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,296,500
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,296,500
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,296,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUES

         This Amendment No. 2 to statement on Schedule 13D (this "Statement") relates to the Common Stock, Par Value $.125 Per Share (the "Common Stock"), of NDCHEALTH CORPORATION, a DELAWARE corporation (the "Issuer"), the principal executive offices of which are located at NDC PLAZA, ATLANTA, GEORGIA 30329-2010. This Amendment No. 2 amends and restates in full as set forth below Items 4 of the Schedule 13D as it was amended and restated in Amendment No. 1, deemed filed on April 28, 2004, which amended and restated Item 4 and certain other items on the Schedule 13D originally deemed filed on April 7, 2004 ("Original Schedule 13D"). This Amendment No. 2 also includes Item 7 for purposes of incorporating by reference previously filed exhibits. Terms not defined in this Amendment No. 2 shall have the respective meanings given to such terms in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not to more than 10% of the outstanding Common Stock), decrease, or dispose of MMI Investments' holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders, including, without limitation, as described in the following paragraph.

MMI Investments has submitted to the Issuer, for inclusion in its proxy statement for its 2004 annual meeting, a shareholder proposal ("Proposal") requesting that the Board of Directors engage a leading investment bank to analyze strategic alternatives for maximizing shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third party; a copy of that Proposal, related supporting statement and related letter to the Issuer is filed herewith as Exhibit 2. Although MMI Investments has held in excess of $2,000 worth of the issuer's common stock only since July 10, 2003, and therefore does not meet the Rule 14a-8 requirement for such a holding for one year at the time of the Proposal's submission, MMI Investments believes that the Proposal otherwise meets the 14a-8 requirements and has requested that the Company waive the one year requirement. If the Issuer includes the Proposal in its proxy statement, the Reporting Persons may file proxy materials and solicit proxies in support of the Proposal in accordance with the proxy rules under the Securities Exchange Act of 1934 (the "Act"). If the Issuer does not include the Proposal in its proxy material, the Reporting Persons may submit to the Issuer notice of a proposal -- similar to the Proposal -- to be moved at the Issuer's annual meeting, in which event the Reporting Persons may file proxy materials and solicit proxies in favor of such proposal in accordance with the proxy rules under the Act.

     As a result of some or all of the actions described in the preceding paragraph, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") for shares held solely for investment purposes and, accordingly, in order to retain its flexibility to determine, as described above, to increase (but not to more than 10% of the outstanding Common Stock of the Issuer) MMI Investments' holdings of Common Stock where the value of such holdings upon any such increase exceeds $50 million, MMI Investments on May 17, 2004, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. The waiting period under the HSR Act is scheduled to expire, unless earlier terminated, at 11:59 p.m. on June 16, 2004, subject to extension under certain circumstances. MMI Investments has requested early termination of the waiting period pursuant to the HSR Act.

     Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date:  MAY 18, 2004

                                   MMI INVESTMENTS, L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC


                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   SCHEDULE I

                          MCM MANAGEMENT, LLC ("MCM")

                     Voting Members and Executive Officers

  NAME AND BUSINESS ADDRESS         POSITION AND PRINCIPAL OCCUPATION

John S. Dyson                      Voting Member and Chairman of MCM;
152 West 57th Street               Voting Member and Chairman of Millcap
New York, New York 10019            Advisors, LLC ("Millcap"), a Delaware
                                    limited liability company, 152 West 57th
                                    Street, New York, New York 10019

Clay B. Lifflander                 Voting Member and President of MCM;
152 West 57th Street               Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                     Voting Member, Executive Vice President,
152 West 57th Street                 and Secretary of MCM;
New York, New York 10019           Voting Member, Executive Vice President,
                                     Chief Financial Officer and General Counsel of Millcap

                                  EXHIBIT INDEX

NUMBER                                   DESCRIPTION

1. Joint Filing Agreement dated as of April 7, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit to the Schedule 13D filed by such persons on April 7, 2004, with respect to NDCHealth Corporation).

2. Letter, dated April 28, 2004 to NDCHealth Corporation and enclosure thereto (containing a shareholder resolution and related support statement), (incorporated by reference to Exhibit 2 to Amendment No. 1).

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